FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2002

Commission File Number   0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

       Form 20-F   X   Form 40-F

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

       Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

       Yes   No   X

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(An Israeli Corporation)
INDEX

	Page
Condensed Consolidated Statements of Income	1
Condensed Consolidated Balance Sheets	2
Condensed Consolidated Statements of Cash Flows	3
Notes to Condensed Consolidated Financial Statements	4
Operating and Financial Review and Prospects	9
Quantitative and Qualitative Disclosure About Market Risk	19
Legal Proceedings	19

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in millions, except earnings per ADR)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2002	**2001**	**2002**	**2001**
Sales	$ 631.3	$ 505.7	$ 1,748.4	$ 1,510.3
Cost of Sales	360.7	300.0	992.2	902.9
Gross Profit	270.6	205.7	756.2	607.4
Research and development expenses:				
Total expenses	46.5	41.2	131.3	119.5
Less - grants and participations	5.9	18.7	18.8	41.8
	40.6	22.5	112.5	77.7
Selling, general and administrative expenses	108.4	84.2	302.3	265.0
Operating income	121.6	99.0	341.4	264.7
Financial expenses – net	7.1	5.2	17.1	21.7
Other income – net	0.2	2.5	3.7	6.6
Income before income taxes	114.7	96.3	328.0	249.6
Provision for income taxes	18.2	17.5	53.9	50.9
	96.5	78.8	274.1	198.7
Share in Profits on equity investments	0.1	0.7	0.8	0.7
Minority interests	(0.3)	(0.1)	(1.1)	(0.8)
Net income	$ 96.3	$ 79.4	$ 273.8	$ 198.6
Earnings per ADR:				
Basic ($)	$ 0.73	$ 0.60	$ 2.07	$ 1.50
Diluted ($)	$ 0.71	$ 0.58	$ 2.04	$ 1.45
Weighted average number of ADRs (in millions):				
Basic	132.3	132.3	132.2	132.2
Diluted	140.7	140.7	140.3	140.3

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in millions)

	September 30, 2002	December 31, 2001
	Unaudited	Audited
ASSETS		
Current assets:		
Cash and cash equivalents	$ 371.8	$ 768.9
Short-term investments	204.6	21.2
Accounts receivable:		
Trade	695.4	651.2
Other	169.0	166.4
Inventories	751.8	570.2
Total current assets	2,192.6	2,177.9
Investments and other assets	335.3	141.9
Property, plant and equipment, net	636.8	554.2
Intangible assets, net	729.1	586.2
Total assets	$ 3,893.8	$ 3,460.2
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Short-term credit – mainly from banks	$ 164.3	$ 206.5
Accounts payable and accruals	709.9	531.6
Total current liabilities	874.2	738.1
Long-term liabilities:		
Deferred income taxes	49.2	39.0
Employee related obligations	62.6	53.3
Loans and other liabilities	344.8	336.9
Convertible senior debentures	910.0	910.0
Total long-term liabilities	1,366.6	1,339.2
Total liabilities	2,240.8	2,077.3
Minority interests	3.9	2.2
Shareholders' equity:		
Ordinary shares of NIS 0.10 par value;		
September 30, 2002 and December 31, 2001:		
Authorized 998,586,000 shares and 498,586,000 shares		
respectively; issued and outstanding - 128,445,000 shares and		
128,086,000 shares, respectively	31.0	31.0
Additional paid-in capital	482.2	480.6
Deferred compensation	(0.2)	(0.2)
Retained earnings	1,210.2	970.4
Accumulated other comprehensive loss	(25.2)	(58.5)
Cost of company shares held by subsidiaries – September 30, 2002		
and December 31, 2001- 3,714,082 ordinary shares		
and 2,257,000 ordinary shares, respectively	(48.9)	(42.6)
Total shareholders' equity	1,649.1	1,380.7
Total liabilities and shareholders' equity	$ 3,893.8	$ 3,460.2

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in millions)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2002	**2001**	**2002**	**2001**
Cash flows from operating activities:				
Net Income	$ 96.3	$ 79.4	$ 273.8	$ 198.6
Adjustments to reconcile net income to net cash provided by operating activities:				
Income and expenses not involving cash flows	21.1	20.1	57.7	65.2
Changes in certain assets and liabilities	(25.0)	(33.4)	(6.1)	(41.0)
Net cash provided by operating activities	92.4	66.1	325.4	222.8
Cash flows from investing activities:				
Purchase of property, plant and equipment	(40.9)	(28.0)	(109.9)	(78.3)
Acquisition of subsidiaries	(3.7)		(157.3)	
Acquisition of know-how, patents and product rights	(7.6)	(3.2)	(15.9)	(12.7)
Proceeds from sale of property, plant and equipment	1.7	0.6	13.5	4.2
Loan repaid by an associated company		0.4		0.4
Acquisition of long-term investments and other assets	(27.9)	(6.0)	(189.4)	(28.8)
Proceeds from sale of investments			4.0	
Net increase in short-term investments	(198.7)	(3.3)	(178.3)	(6.2)
Net cash used in investing activities	(277.1)	(39.5)	(633.3)	(121.4)
Cash flows from financing activities:				
Proceeds from exercise of options	2.1	1.0	4.7	5.1
Cost of acquisition of Company shares, net of proceeds from sale	(3.7)	(1.8)	(6.3)	(3.6)
Long-term loans received		80.8	4.8	80.8
Discharge of long-term loans and other liabilities	(18.3)	(3.3)	(19.1)	(64.1)
Net increase (decrease) in short-term credit	15.1	17.3	(44.1)	(65.0)
Proceeds from issuance of convertible senior debentures, net of issuance costs		352.3		352.3
Dividends paid	(11.7)	(8.3)	(35.1)	(24.9)
Net cash provided by (used in) financing activities	(16.5)	438.0	(95.1)	280.6
Translation differences on cash balances of certain subsidiaries	(3.3)	2.6	5.9	0.7
Net increase (decrease) in cash and cash equivalents	(204.5)	467.2	(397.1)	382.7
Cash and cash equivalents at beginning of period	576.3	336.1	768.9	420.6
Cash and cash equivalents at end of period	$ 371.8	$ 803.3	$ 371.8	$ 803.3

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in millions)
(Unaudited)

NOTE 1 – Basis of Presentation:
The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial condition and results of operations of Teva Pharmaceutical Industries Limited (the "Company"). These consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company's audited financial statements included in the Company's report on Form 20-F, as filed with the Securities and Exchange Commission. The results of operations for the three months and nine months ended September 30, 2002 are not necessarily indicative of results that could be expected for the entire fiscal year.

NOTE 2 – Earnings per American Depository Receipt ("ADR"):
Basic earnings per ADR are computed by dividing net income by the weighted average number of ADRs/ordinary shares and ordinary "A" shares (including special shares exchangeable into ordinary shares issued in connection with the acquisition of Novopharm Ltd.), outstanding during the period, net of Company shares held by subsidiaries.

In computing diluted earnings per ADR, basic earnings per ADR are adjusted to take into account the potential dilution that could occur upon: (1) the conversion of the convertible senior debentures due 2005, using the if-converted method, by adding to net income interest expense on these debentures and issuance costs, net of tax benefits, and by adding the weighted average number of shares issued upon assumed conversion of these debentures (no account was taken of the potential dilution that could occur upon the conversion of the convertible senior debentures due 2021, since as at September 30, 2002, the conditions necessary for conversion of such debentures have not been satisfied); and (2) the exercise of options granted under employee stock option plans, using the treasury stock method.

NOTE 3 – Inventories:
Inventories consisted of the following:

	September 30, 2002	**December 31, 2001**
	Unaudited	**Audited**
Raw and packaging materials	$ 169.9	$ 137.6
Products in process	169.9	117.4
Finished products	336.6	272.8
Purchased products	59.7	32.5
	736.1	560.3
Materials in transit and payments on account	15.7	9.9
	$ 751.8	$ 570.2

NOTE 4 – Comprehensive income:
Comprehensive income for the Company is as follows:

	Three Months Ended September 30,		**Nine Months Ended September 30,**	
	2002	**2001**	**2002**	**2001**
Net income	$ 96.3	$ 79.4	$ 273.8	$ 198.6
Other comprehensive income, net of tax:				
Reclassification adjustment for net losses included in the net income	0.7		2.8	
Unrealized gain (loss) from available-for-sale securities-net	(3.9)	0.3	(10.0)	(0.5)
Translation of non-dollar-currency financial statements of subsidiary and associated companies	(12.4)	0.3	40.5	(4.5)
	$ 80.7	$ 80.0	$ 307.1	$ 193.6

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in millions)
(Unaudited)

NOTE 5 – Financial information by business segment:
a. Financial data relating to reportable operating segments:

	Pharmaceutical	API*	Other	Total
Three month period ended September 30, 2002:				
Sales:				
To unaffiliated customers	$ 555.6	$ 71.3	$ 4.4	$ 631.3
Intersegment		49.5	0.3	49.8
Total sales	$ 555.6	$ 120.8	$ 4.7	$ 681.1
Operating income	$ 100.6	$ 46.0		$ 146.6
Assets (at end of period)	$ 1,638.8	$ 437.9	$ 26.8	$ 2,103.5
Depreciation and amortization of segment assets	$ 14.1	$ 6.4	$ 0.4	$ 20.9
Three month period ended September 30, 2001:				
Sales:				
To unaffiliated customers	$ 444.8	$ 56.0	$ 4.9	$ 505.7
Intersegment		39.2	0.3	39.5
Total sales	$ 444.8	$ 95.2	$ 5.2	$ 545.2
Operating income	$ 77.2	$ 33.3	$ 0.4	$ 110.9
Nine month period ended September 30, 2002:				
Sales:				
To unaffiliated customers	$ 1,549.8	$ 184.9	$ 13.7	$ 1,748.4
Intersegment	0.1	145.3	0.7	146.1
Total sales	$ 1,549.9	$ 330.2	$ 14.4	$ 1,894.5
Operating income	$ 278.2	$ 137.7	$ 0.5	$ 416.4
Assets (at end of period)	$ 1,638.8	$ 437.9	$ 26.8	$ 2,103.5
Depreciation and amortization of segment assets	$ 47.9	$ 19.8	$ 1.4	$ 69.1
Nine month period ended September 30, 2001:				
Sales:				
To unaffiliated customers	$ 1,337.7	$ 157.5	$ 15.1	$ 1,510.3
Intersegment	0.1	113.6	0.6	114.3
Total sales	$ 1,337.8	$ 271.1	$ 15.7	$ 1,624.6
Operating income	$ 215.8	$ 94.9	$ 1.5	$ 312.2

*Active Pharmaceutical Ingredients

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in millions)
(Unaudited)

b. Following is a reconciliation of operating income and assets of the reportable segments to the data included in the condensed consolidated financial statements:

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2002	**2001**	**2002**	**2001**
Total operating income of reportable Segments	$ 146.6	$ 110.5	$ 415.9	$ 310.7
Other		0.4	0.5	1.5
Amounts not allocated to segments:				
Profits not yet realized	(9.8)	1.7	(37.0)	(7.5)
General and administration expenses	(12.1)	(9.3)	(30.8)	(31.0)
Other expenses	(3.1)	(4.3)	(7.2)	(9.0)
Financial expenses – net	(7.1)	(5.2)	(17.1)	(21.7)
Other income – net	0.2	2.5	3.7	6.6
Consolidated income before income taxes	$ 114.7	$ 96.3	$ 328.0	$ 249.6

	September 30, 2002
Assets	
Total assets of reportable segments	$ 2,076.7
Other	26.8
Elimination of intersegment balances	(9.0)
Elimination of unrealized income from inventories	(36.3)
Assets not allocated to segments:	
Current assets	745.4
Investments and other assets	335.3
Property, plant and equipment, net	25.8
Intangible assets, net	729.1
Consolidated assets at September 30, 2002	$ 3,893.8

NOTE 6 - Goodwill And Other Intangible Assets:
On January 1, 2002 (the "transition date"), the Company adopted Financial Accounting Standards ("FAS") No. 141 of the Financial Accounting Standards Board of the United States, "Business Combinations" and FAS 142, "Goodwill and Other Intangible Assets".

FAS 141 supersedes Accounting Principles Board Opinion ("APB") 16, "Business Combinations".   Among the most significant changes made by FAS 141 are: (1) requiring that the purchase method of accounting be used for all business combinations initiated after June 30, 2001; and (2) establishing specific criteria for the recognition of intangible assets separately from goodwill.

The adoption of FAS 141 resulted in the reclassification, on the transition date, of assembled workforce with a carrying value of $3.8 million net of income taxes to goodwill, as assembled workforce does not meet the criteria for a separately identifiable intangible asset under this new accounting standard.

FAS 142 supersedes APB 17, "Intangible Assets". Among the most significant changes made by FAS 142 are: (1) goodwill and intangible assets with indefinite lives will no longer be amortized; and (2) goodwill and intangible assets deemed to have an indefinite life will be tested for impairment at least annually.

Upon the adoption of FAS 142, a review was performed of the remaining estimated useful lives for all recorded intangible assets. As a result of this review, marketing rights with a carrying value of $29.6 million were determined to have an indefinite life, as this intangible asset relates primarily to a tradename. This intangible asset, which will no longer be amortized beginning January 1, 2002, was tested for impairment, on the transition date, in accordance with the provisions of FAS 142, and was determined not to be impaired.

The Company has completed the transitional impairment review of Goodwill required upon adoption of FAS 142 (as of January 1, 2002) and determined that there is no indication of impairment with respect to Goodwill.

Hereafter are certain unaudited pro forma consolidated statements of income data for the three and nine months periods ended September 30, 2001, as if the adoption of FAS 141 and FAS 142 occurred on January 1, 2001:

	Three Months	Nine Months
	Ended September 30, 2001	
	U.S. dollars in millions (except earnings per ADR)	
	(Unaudited)	
Net income:		
As previously reported	$ 79.4	$ 198.6
Add - amortization net of taxes*	4.6	13.8
As adjusted	$ 84.0	$ 212.4
Earnings per ADR - basic:		
As previously reported	$ 0.60	$ 1.50
Add - amortization net of taxes*	0.03	0.10
As adjusted	$ 0.63	$ 1.60
Earnings per ADR - diluted:		
As previously reported	$ 0.58	$ 1.45
Add - amortization net of taxes*	0.03	0.10
As adjusted	$ 0.61	$ 1.55

*Amortization of goodwill, assembled workforce and marketing rights, the amortization of which was discontinued
 as of January 1, 2002.

NOTE 7 – Acquisitions
During the last week of June 2002, Teva acquired full control and ownership of Bayer Classics S.A., a French generic pharmaceutical company. Teva also acquired a shareholders' loan of $34 million granted to Bayer Classics by the vendor. The total consideration paid for the shares and the shareholders' loan was $95 million.

During the last week of June 2002, Teva acquired full control and ownership of Honeywell Pharmaceutical Fine Chemicals S.r.l., an Italian manufacturer of active pharmaceutical ingredients in consideration of $73 million.

The result of operations of these two companies were first consolidated by Teva in the third quarter of 2002.

The Company is in the process of finalizing the valuations of certain intangible assets of these companies, thus, the allocation of the purchase price is subject to refinement.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the consolidated financial statements, the related notes to the consolidated financial statements and the Operating and Financial Review and Prospects included in Teva's Annual Report on Form 20-F for the fiscal year ended December 31, 2001 and the unaudited interim condensed consolidated financial statements contained in this Report on Form 6-K and the related notes to such unaudited interim condensed consolidated financial statements.

Except for historical information contained in this report, the matters discussed below are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include Teva's ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell their own generic products or successfully extend the exclusivity period of their branded products, Teva's ability to rapidly integrate the operations of acquired businesses, the availability of product liability coverage in the current insurance market, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration ("FDA") and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, acceptance and demand for new pharmaceutical products and new therapies, uncertainties regarding market acceptance of innovative products newly launched, currently being sold or in development, the impact of restructuring of clients, reliance on strategic alliances, exposure to product liability claims, dependence on patent and other protections for innovative products, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission ("SEC").

Teva undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are advised, however, to consult any additional disclosures that Teva may make in its Reports on Form 6-K to the SEC.

Results of Operations
Comparison of Three Months Ended September 30, 2002 to
Three Months Ended September 30, 2001

General

The substantial increase in sales on a consolidated basis in the third quarter of 2002 represents the most significant change from the comparable quarter of 2001, and even from the second quarter of 2002. This increase was attributable to a number of factors, including principally:

- Generic North American pharmaceutical sales grew significantly, as a result of sales of 5 new generic products launched in the U.S. during the quarter, as well as 8 other generic products launched earlier in the year that were not sold during the comparable quarter of 2001.

- This quarter is the first quarter in which the income statements of Teva Classics (formerly Bayer France) and Teva Pharmaceutical Fine Chemicals S.r.l. (formerly Honeywell Pharmaceutical Fine Chemicals) were consolidated into Teva's income statements. About one-fifth of the $125 million increase in net sales were attributable to this first-time consolidation. Teva's June 30, 2002 balance sheet already reflected these acquisitions.

- Generic pharmaceutical sales in Europe benefited from the first time consolidation of the sales of Teva Classics, and the strengthening of European currencies (Euro, Hungarian Forint and U.K. pound sterling), as well as new product launches.

- Copaxone® global in-market sales grew 51% over the comparable period in 2001, the continued success of the pre-filled syringe in the North American market, as well as a strong entry into European markets.

Even without the first time consolidation of the two new European subsidiaries, sales in the third quarter of 2002 increased 20% over those of the 2001 comparable quarter.

The net income for the third quarter of 2002 was also favorably impacted by a lower tax rate than in the comparable period. The tax rate for the quarter was 16% reflecting the ongoing trend in 2002, and is due to a favorable mix in the sources of Teva's income, including increased sales of Copaxone®.

The following table sets forth certain financial data presented as a percentage of sales and the percentage change, for the periods indicated.

	Percentage of Sales Three Months Ended September 30,		Period to Period Percentage Change
	2002	2001	
Sales	100.0%	100.0%	25%
Gross Profit	42.9%	40.7%	32%
Research and Development Expenses:			
Total expenses...	7.3%	8.2%	13%
Less grants & participations.........................	(0.9%)	(3.7%)	(69%)
R&D Expenses — net...............................	6.4%	4.5%	81%
Selling, General and Administrative			
Expenses...	17.2%	16.6%	31%
Operating Income...	19.3%	19.6%	23%
Financial Expenses — net...............................	1.1%	1.0%	37%
Other Income — net...	0.0%	(0.5%)	(92%)
Income Before Income Taxes	18.2%	19.0%	19%
Net Income..	15.3%	15.7%	21%

As a result of the adoption in the beginning of 2002 of FAS 142, selling, general and administrative expenses this quarter do not include the amortization of goodwill. In accordance with FAS 142, no adjustment has been made to the figures in this table for the comparable period of 2001. Were 2001 third quarter results adjusted to exclude the amortization of goodwill, net income as a percentage of sales for such period would have been 16.6% and the period-to-period percentage change in net income would have been 15%.

Sales – General

Consolidated sales for the three months ended September 30, 2002 were $631 million, an increase of 25% over the comparable quarter of 2001. Organic growth as well as the first time consolidation of Teva Classics and Teva Pharmaceutical Fine Chemicals S.r.l., were the main contributors to the sales increase. Consolidated sales by geographic areas and business segments were as follows:

Sales By Geographical Areas

Sales for the Period	U.S. Dollars In Millions Third Quarter,		% Change	% of Total
	2002	2001		
North America	400.2	312.5	28%	64%
Europe	152.7	111.3	37%	24%
Rest of the World	78.4	81.9	(4%)	12%
Total	**631.3**	**505.7**	**25%**	**100%**

Sales By Business Segments

Sales for the Period	U.S. Dollars In Millions Third Quarter,		% Change	% of Total
	2002	2001		
Pharmaceuticals	555.6	444.8	25%	88%
A.P.I. *	71.3	56.0	27%	11%
Other	4.4	4.9	(10%)	1%
Total	**631.3**	**505.7**	**25%**	**100%**

*Third party sales only.

Pharmaceutical Sales

Teva's total pharmaceutical sales during the three months ended September 30, 2002 were $556 million, comprising approximately 88% of Teva's total revenue and representing an increase of 25% over the third quarter of 2001. The following table shows the geographic breakdown of these sales.

Pharmaceutical Sales

Sales for the Period	U.S. Dollars In Millions Third Quarter,		% Change	% of Total
	2002	2001		
North America	354.0	280.8	26%	64%
Europe	132.7	91.5	45%	24%
Rest of the World	68.9	72.5	(5%)	12%
Total	**555.6**	**444.8**	**25%**	**100%**

North America

Pharmaceutical sales in North America for the three months ended September 30, 2002 reached $354 million, an increase of 26% over the comparable quarter of 2001. This increase was attributable to sales of five generic products that were launched during the quarter (Nifedipine ER, Cefaclor ER, Tizanidine HCl, Lisinopril and Lisinopril HCTZ), and eight generic products that were not sold in the comparable quarter (Tramadol, Torsemide, Fenofibrate, Buspirone, Fluoxetine, Metformin. Calcitriol and Lovastatin), as well as increased sales of Copaxone®. This increase in North American pharmaceutical sales was primarily the result of an increase in sales in the United States, which was partially offset by a moderate decrease in Canadian sales due to Teva's decision to discontinue the sale of certain unprofitable products.

According to IMS data, during the quarter ended September 30, 2002, Teva's U.S. subsidiary ranked first among all generic pharmaceutical companies, both in terms of new, as well as total, retail prescriptions.

The following is a listing of the ANDA approvals Teva and its partners received from the U.S. FDA during the third quarter of 2002:

Generic Product Name	Approval Date	Innovator Product Brand Name
Lisinopril/HCTZ	July 2002	Prinizide®
Lisinopril	July 2002	Zestril®
Oxaprozin	July 2002	Daypro®
Tizanidine	July 2002	Zanaflex®
Gabapentin	July 2002*	Neurontin®
Nifedepine ER	August 2002	Adalat CC®
Nizatidine	September 2002	Axid®
Fluvoxamine	September 2002	Luvox®
Cefaclor ER	September 2002	Ceclor CD®
Fenofibrate 67mg	September 2002	Tricor®
Ranitidine	September 2002*	Zantec®

* Tentative approval/approvable.

On October 30, 2002, Teva announced its receipt of ANDA approval from the FDA for the generic version of Augmentin® tablets in two strengths (Amoxicillin and Clavulanate Potassium tablets 875mg/125mg and 500mg/125mg). These approvals were particularly noteworthy because Augmentin is one of the highest volume pharmaceutical products in the U.S. market, with annual branded sales in excess of $1.1 billion. While it is always difficult to predict pricing levels, as well as the timing of additional market entrants into this product, Teva simultaneously provided updated guidance to the financial community, indicating that management was comfortable with projections of earnings per fully diluted share of $0.88 to $0.93 for the fourth quarter of 2002. The ANDA approval follows an earlier ruling by a federal judge, which invalidated seven GlaxoSmithKline patents related to this product. GlaxoSmithKline has appealed the decision.

As of November 10, 2002, 58 product applications, some significant, were awaiting FDA approval. These include 14 applications for which tentative FDA approval has already been granted. Collectively, the products covered by these 58 applications have corresponding annual U.S. branded sales of approximately $26 billion. 42 of these 58 applications were submitted pursuant to a Paragraph IV procedure. To the extent that Teva was the first to file such Paragraph IV certifications, it should be eligible for 180-day marketing exclusivity upon receipt of FDA approval for the related generic product. Teva believes it is first-to-file on 21 of these applications; in the aggregate the products covered by these applications had annual U.S. branded sales of approximately $7 billion.

Europe

Pharmaceutical sales in Europe were $133 million in the quarter ended September 30, 2002, an increase of approximately 45% over the third quarter of 2001. This increase reflects the continued penetration of Copaxone® in several European countries, with the most significant being Germany, the first time consolidation of the sales of Teva Classics (formerly Bayer France), and the revaluation of the Euro against the U.S. dollar, which positively impacted the U.S. dollar value of European sales. The Euro was revalued by approximately 10% against the U.S. dollar on a quarterly average base comparison. Teva also benefited from improved sales in some of its major generic markets.

Rest of the World

Israeli pharmaceutical sales, which accounted for 10% of consolidated pharmaceutical sales this quarter, totaled $54 million, representing a decrease of 4% over the third quarter of 2001. Without the effect of the 10% devaluation (on a quarterly average base comparison) of the New Israeli Shekel (NIS) relative to the U.S. dollar, sales increased by 6%, due to a large increase in the distribution activities of third party products by Teva's wholly owned local wholesaler.

Pharmaceutical sales in Teva's other international markets decreased by 5% from the comparable quarter due in large part to Teva's conservative policy regarding sales to economically unstable markets. Teva strives to take measures to reduce risks, which resulted in decreased sales in Latin America during the third quarter.

Copaxone®

During the third quarter of 2002, global in-market sales of Copaxone®, Teva's leading drug, totaled $144 million, an increase of 51% over the comparable quarter of 2001. The successful penetration of Copaxone® in Europe is reflected in Europe's increasing share of global sales, with sales in the United States accounting for 76% of Copaxone® sales in the quarter. In addition, increased sales were recorded in the U.S. due to the launch of the pre-filled syringe. The pre-filled syringe, launched in the U.S. in April 2002, has rapidly replaced the original vial presentation of Copaxone® and as of the end of the reported quarter accounted for 92% of total U.S. prescriptions. The Company is continually responding to market feedback and evaluating improved ways to deliver Copaxone® and enhance its ease of use. According to IMS monthly data, Copaxone® U.S. market share was 27% in September 2002, in terms of total prescriptions. In Europe, Copaxone® continued its penetration in several countries, including Germany, Austria, the Netherlands and the Nordic countries. In October 2002, Copaxone® was approved in sixteen European countries, for seven-day storage at room temperature. In addition, according to a study published in the October 2002 issue of *Neurology*, people living with relapsing-remitting multiple sclerosis who delay Copaxone® treatment for as little as nine months can accumulate additional lesions in their brain. The delay of starting therapy resulted in six new enhancing lesions per patient during the first nine study months that could have been prevented, according to the study.

On November 7, 2002, Teva announced that an interim analysis of its clinical trial on primary progressive multiple sclerosis (the PROMISE trial) showed that is was improbable that the study, at its current protocol, would reach statistical significance. The scheduled interim analysis by the study's data safety monitoring committee came two years into the three-year study. There were no safety concerns about treatment with Copaxone®. Primary progressive multiple sclerosis is different from relapsing-remitting multiple sclerosis, affecting less than 10% of multiple sclerosis patients worldwide.

Sales of Active Pharmaceutical Ingredients (API)

Total API sales, including sales to Teva's pharmaceutical businesses, increased 29% over the comparable period, to a total of $121 million. API sales to third parties were approximately $71 million, 27% more than the same period last year, and represented 11% of Teva's consolidated sales for the quarter. This increase is mostly attributable to the first time inclusion of Teva Pharmaceutical Fine Chemicals S.r.l. (formerly Honeywell Pharmaceutical Fine Chemicals) sales.

Gross Profit

The gross profit margin for the quarter reached 42.9%, compared to 40.7% in the comparable quarter of 2001. The substantially higher gross margin reflects the continued favorable product mix, continued manufacturing synergies and favorable currency trends (see "Impact of Currency Fluctuations and Inflation" below).

Research and Development (R&D) Expenses

Gross R&D expenses during the quarter ended September 30, 2002 amounted to $46 million, an increase of approximately 13% as compared to the same period last year. Net R&D expenses, which amounted to $41 million in the third quarter of 2002, were 81% higher than during the comparable quarter of 2001. The increase in R&D expenses is attributable to increased generic R&D spending. In the third quarter of 2002, participations in R&D expenses were significantly lower (down 69%), reflecting the increased expenditures on projects with lower or no third-party participation.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses increased 31% over those of the comparable quarter, and, as a percentage of sales, were 17.2% compared to 16.6% in the comparable quarter of 2001. These increases resulted from a number of factors including: the first time consolidation of the two new European subsidiaries, which together had a higher level of SG&A than is the norm for the rest of the Teva group of companies, higher legal expenses and higher insurance premiums. SG&A expenses in the third quarter of 2001 were also lower than the 2001 annual level of 17.5%. The increased legal expenses were largely discretionary, as they relate primarily to patent challenges which accompany Paragraph IV ANDA filings. Higher insurance premiums principally reflected higher insurance industry premiums generally. All of these increases were partially offset in 2002 by the absence of goodwill amortization. As a result of the adoption of FAS 142, since January 1, 2002, SG&A expenses exclude the amortization of goodwill. Teva has completed its initial assessment of goodwill under FAS 142 and has concluded that no impairment adjustment is required.

Financial Expenses

Net financial expenses in the quarter increased by 37% to $7 million, as compared with the same period last year. This was due mainly to lower interest bearing balances, reflecting the use of approximately $160 million of cash to finance the two recent acquisitions - Teva Classics and Teva Pharmaceutical Fine Chemicals S.r.l.

Tax Rate

The rate of tax for the third quarter of 2002 was 15.8 %, as compared to 18.2% in the third quarter of 2001, 19.6% for all of 2001(before one-time charges) and 15.9% for the second quarter of 2002. The rate of tax fluctuates with the source of taxable income. The tax rate for the third quarter of 2002 reflects management's estimate of the annual tax rate for the full year 2002.

At the end of October 2002, Teva received ANDA approval for the generic version of Augmentin® and promptly began selling this product, which is manufactured in the United States where the applicable tax rate is higher relative to other jurisdictions where Teva operates. Depending upon the actual volume of sales and the pricing environment of the generic version of Augmentin®, as well as the overall product mix during the fourth quarter, the ultimate annual tax rate could increase.

The income that Teva derives from Copaxone® has benefited from Israeli tax holidays, which are designed to encourage investments in Israeli manufactured export products. A significant portion of this tax benefit will expire at the end of 2002. Therefore, the Company does not anticipate being able to sustain the overall rate of tax that it has enjoyed during the first nine months of 2002, and, subject to shifts in the geographical mix of the sources of its income, currently projects a tax rate for 2003 above 20%. However, as a result of building a second production facility for Copaxone® in the south of Israel in a tax advantaged zone, Teva expects to gradually begin to realize a new tax benefit on incremental Copaxone® sales beginning in 2003.

Net Income

Net income for the quarter ended September 30, 2002 totaled $96 million, or $0.71 per share fully diluted, an increase over the comparable quarter of 2001 of 21% and 22%, respectively. Net income as a percentage of sales was 15.3% in the third quarter of 2002, as compared to 15.7% in the comparable quarter of 2001. The acquisition of the two new European companies had a mildly dilutive impact on the Company's net income this quarter; but these acquisitions are not expected to continue to have such an effect for more than a total of twelve months. Were third quarter 2001 results to exclude amortization of goodwill (as required under FAS 142 beginning first quarter 2002), net income and EPS fully diluted would have increased by 15% and 16% respectively.

Comparison of Nine Months Ended September 30, 2002 to
Nine Months Ended September 30, 2001

General

In general, the factors described above relating to the comparison of the results of the third quarter of 2002 and 2001 also impacted the comparison of the first nine months of 2002 with the first nine months of 2001. However, the impact of the inclusion of the sales of the two recently acquired companies was less significant than in the quarter to quarter comparison as the operation of these businesses were consolidated only as of the third quarter of 2002.

The following table sets forth certain financial data presented as a percentage of sales and the percentage change, for the periods indicated.

	Percentage of Sales Nine Months Ended September 30,		Period to Period Percentage
	2002	**2001**	**Change**
Sales	100.0%	100.0%	15.8%
Gross Profit	43.3%	40.2%	24.5%
Research and Development Expenses:			
Total expenses...............................	7.5%	7.9%	9.9%
Less grants & participations........................	(1.1%)	(2.8%)	(55.0%)
R&D Expenses — net.............................	6.4%	5.1%	44.8%
Selling, General and Administrative			
Expenses.....................................	17.3%	17.5%	14.1%
Operating Income............................	19.5%	17.5%	29.0%
Financial Expenses — net.............................	1.0%	1.4%	(21.2%)
Other Income — net..	0.2%	0.4%	(43.9%)
Income Before Income Taxes	18.8%	16.5%	31.4%
Net Income..	15.7%	13.1%	37.9%

As a result of the adoption of FAS 142 as of January 1, 2002, selling, general and administrative expenses for the nine months under review do not include the amortization of goodwill. In accordance with FAS 142, no adjustment has been made to the figures in this table for the comparable period of 2001. Were the first nine months of 2001 to exclude the amortization of goodwill, net income as a percentage of sales for such period would have been 14.1% and the period to period percentage change in net income would have been 28.9%.

Sales – General

Consolidated sales for the nine months ended September 30, 2002 were $1,748 million, an increase of 16% over the comparable period of 2001. Consolidated sales by geographic areas and business segments were as follows:

Sales By Geographical Areas

	U.S. Dollars In Millions First Nine Months,			
Sales for the Period	**2002**	**2001**	**% Change**	**% of Total**
North America	1,094.2	926.7	18%	63%
Europe	421.2	335.9	25%	24%
Rest of the World	233.0	247.7	(6%)	13%
Total	**1,748.4**	**1,510.3**	**16%**	**100%**

Sales By Business Segments

	U.S. Dollars In Millions First Nine Months,			
Sales for the Period	**2002**	**2001**	**% Change**	**% of Total**
Pharmaceuticals	1,549.8	1,337.8	16%	89%
A.P.I. *	184.9	157.5	17%	10%
Other	13.7	15.0	(9%)	1%
Total	**1,748.4**	**1,510.3**	**16%**	**100%**

---
*Third party sales only.

Pharmaceutical Sales

Teva's total pharmaceutical sales during the nine months ended September 30, 2002 were $1,550 million, comprising approximately 89% of Teva's total revenue and representing an increase of 16% over the same period last year. The following table shows the geographic breakdown of these sales:

Pharmaceutical Sales

Sales for the Period	U.S. Dollars In Millions First Nine Months 2002	2001	% Change	% of Total
North America	984.8	835.4	18%	64%
Europe	356.4	279.0	28%	23%
Rest of the World	208.6	223.4	(7%)	13%
Total	1,549.8	1,337.8	16%	100%

North America

Pharmaceutical sales in North America for the nine months ended September 30, 2002 reached $985 million, an increase of 18% over the comparable period of 2001. This increase was attributable to the sales of new generic products as well as increased sales of Copaxone®. Higher sales in the United States were partially offset by lower sales in the Canadian market due to Teva's decision to discontinue the sale of certain unprofitable products.

Europe

Pharmaceutical sales in Europe were $356 million in the nine months ended September 30, 2002, an increase of approximately 28% over the first nine months of 2001. In addition to the effect of the acquisition of Teva Classics, this increase was due primarily to the continued penetration of Copaxone® in several European countries, with the most significant being Germany. Teva also benefited from improved sales in its major generic markets, in the Netherlands, as a result of the launch of new products, in the United Kingdom, where price levels stabilized and Teva launched new products, and in Hungary, where prices were higher than in the comparable period of 2001, as a two-year price freeze was partially lifted in July 2001. The effect of the revaluation of the Euro against the U.S. dollar on the nine months results was moderate as the Euro/U.S.$ average rate changed by 3% between the two periods.

Rest of the World

Israeli pharmaceutical sales, which accounted for 11% of consolidated sales for the nine months, totaled $166 million, representing a decrease of 2% when compared with the same period last year. However, without the 13% devaluation of the NIS against the U.S.$ (on a three-quarter year average base comparison), sales increased by 11%.

Pharmaceutical sales in Teva's other markets decreased by 20% from the comparable nine months due in large part to Teva's conservative policy regarding sales to economically unstable markets. Teva strives to take measures to reduce risks, which resulted in decreased sales in both Argentina and Russia during the first nine months of 2002.

Copaxone®

During the first nine months of 2002, global in-market sales of Copaxone®, Teva's leading drug, totaled $383 million, an increase of 47% over the comparable period of 2001. The strong penetration into European markets, as well as the successful entry of the pre-filled syringe in the North American market in the second quarter, are the major contributors to this increase.

Sales of Active Pharmaceutical Ingredients (API)

Total API sales, including sales to Teva's pharmaceutical units, increased 22% over the comparable period, to a total of $330 million. API sales to third parties were approximately $185 million, representing 11% of Teva's consolidated sales for the first nine months of the year, 17% more than the same period last year.

Gross Profit

The gross profit margin for the nine-month period reached 43.3% compared to 40.2% in the first nine months of 2001. The substantially higher gross margin reflects the continued favorable product mix, as well as an improved pricing environment and continued manufacturing synergies. While Teva's gross margins have been experiencing an upward trend, the level achieved in the first three quarters of 2002 is not necessarily indicative of what Teva expects to be able to achieve in the coming quarter.

Research and Development (R&D) Expenses

Gross R&D expenses during the first nine months of 2002 amounted to $131.3 million, an increase of approximately 10% as compared to the same period last year. Net R&D expenses, which amounted to $112.5 million in the first nine month of 2002, were 45% higher than during the comparable period of 2001. Participations in R&D expenses were significantly lower (down 55%), reflecting the increased expenditures on projects with lower or no third party participations.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses as a percentage of sales were 17.3% compared to 17.5% in the comparable period of 2001. As a result of the adoption of FAS 142, since January 1, 2002, SG&A expenses exclude the amortization of goodwill. Teva has completed its initial assessment of goodwill under FAS 142 and has concluded that no impairment adjustment is required. The increase in SG&A expenses in absolute terms is due to increased Copaxone® expenses relating to its European launch and the launch of the pre-filled syringe in North America, provisions of $5 million for doubtful debts in Argentina, increased legal expenses and higher insurance costs.

Financial Expenses

Net financial expenses in the nine-month period decreased by 21% to $17 million, as compared with the same period last year. This was impacted by conflicting trends. On the one hand, available cash was used to finance the two recent acquisitions – Teva Classics and Teva Pharmaceutical Fine Chemicals S.r.l. On the other hand, in the first half of 2002, financial expenses were lower when compared with the comparable period of 2001 due to reduced interest expenses resulting from the $360 million of convertible senior debentures issued in August 2001, and interest income generated by the proceeds of such financing and cash generated from operations. In addition, swapping part of Teva's long-term debt from fixed interest to floating interest, as well as some hedging transactions, contributed to the reduced financial expenses.

Tax Rate

The rate of tax for the first nine months of 2002 was 16.4%, as compared to 20.4% in the same period last year and 19.6% for all of 2001 (before one-time charges). The rate of tax fluctuates with the source of taxable income. The tax rate for the first nine months of 2002 reflects management's estimate of the annual tax rate for the full year 2002.

At the end of October 2002, Teva received ANDA approval for the generic version of Augmentin® and promptly began selling this product, which is manufactured in the United States where the applicable tax rate is higher relative to other jurisdictions where Teva operates. Depending upon the actual volume of sales and the pricing environment of the generic version of Augmentin®, as well as the overall product mix during the fourth quarter, the ultimate annual tax rate could increase.

The income that Teva derives from Copaxone® has benefited from Israeli tax holidays, which are designed to encourage investments in Israeli manufactured export products. A significant portion of this tax benefit will expire at the end of 2002. Therefore, the Company does not anticipate being able to sustain the overall rate of tax that it has enjoyed during the first nine months of 2002, and, subject to shifts in the geographical mix of the sources of its income, currently projects a tax rate for 2003 above 20%. However, as a result of building a second production facility for Copaxone® in the south of Israel in a tax advantaged zone, Teva expects to gradually begin to realize a new tax benefit on incremental Copaxone® sales beginning in 2003.

Net Income

Net income for the nine months ended September 30, 2002 totaled $274 million, or $2.04 per share fully diluted, an increase over the comparable period of 2001 of 38% and 41%, respectively. Net income as a percentage of sales was 15.7 % in the first nine months of 2002, as compared to 13.1% in the first nine months of 2001. After adjusting 2001 first nine-month results to exclude amortization of goodwill, net income and EPS fully diluted increased by 29% and 32%, respectively.

Critical Accounting Policies

The preparation of Teva's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that in certain circumstances affect amounts reported in the accompanying consolidated financial statements and related footnotes. Teva bases its judgments on its experience and various other assumptions that it believes to be reasonable under the circumstances. The more important estimates that Teva evaluates on an ongoing basis include those related to sales and related discounts and rebates, income taxes and litigation. Teva's actual results could differ from these estimates under different assumptions or conditions. Please refer to Note 1 to Teva's financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2001 for a summary of all of Teva's significant accounting policies.

Impact of Currency Fluctuations and Inflation

Because Teva's results are reported in U.S. dollars, changes in the rate of exchange between the U.S. dollar and local currencies – mainly the Euro, New Israeli Shekel (NIS), Canadian Dollar, Pound Sterling and Hungarian Forint – affect Teva's results. During the third quarter of 2002, the trend of the Euro-revaluation continued and the Euro was revalued against the U.S.$ by 10% relative to the comparable quarter last year (average compared with average). The Hungarian Forint revalued by approximately 12%, and the Pound Sterling by approximately 7%. While the U.S.$ value of sales in Europe benefited by the revalued Euro, the impact on net income was mitigated by the fact that costs in dollar terms increased correspondingly.

In Israel, the dollar value of local sales was reduced by the devaluation of the NIS by 10% between the comparable quarters. However, as Teva's Israeli production was both for local and foreign markets, its NIS-denominated expenses exceeded its NIS-denominated income. As a result, the net impact of this devaluation on Teva's bottom line was positive**.**

Liquidity and Capital Resources

On September 30, 2002, Teva's working capital was $1.3 billion, as compared to $1.4 billion at December 31, 2001. Cash and cash equivalents at September 30, 2002 amounted to $372 million, as compared to $769 million at December 31, 2001. Almost all of this change represents a shift to short term and long term fixed income securities. Cash provided by operating activities during the first nine months of 2002 amounted to $329 million.

These funds were used, mainly to finance (1) the acquisition of two businesses at the end of June 2002 ($157 million – inclusive of intangible assets of approximately $100 million) and (2) investments in fixed assets ($110 million). The investment of approximately $360 million in short- and long-term fixed interest-bearing securities, was financed mainly from cash and cash equivalents on hand at the beginning of the period.

Inventories increased by $183 million during the first nine months of 2002. Of this amount, $17 million relates to the two acquisitions concluded at the end of June 2002. Additional increases are as a result of: (1) a strategic decision to increase inventories in order to improve customer service; (2) preparations for new product launches; and (3) the strengthening of European currencies against the U.S. dollar with the consequent impact on the dollar value of such inventories.

During the first nine months of 2002, gains on the translation of the financial statements of foreign subsidiaries (mainly European) whose functional currency is not the U.S. dollar amounted to approximately $41 million. This gain constitutes an addition to shareholders equity. This translation gain is mainly the result of the material strengthening of European currencies against the U.S. dollar during the reported period.

Investment in property, plant and equipment in the third quarter of 2002 amounted to $41 million, compared to $28 million in the comparable quarter last year. Depreciation and amortization amounted to $22 million in the third quarter of 2002, as compared to $27 million in the comparable quarter of 2001. The 2001 figure included amortization of goodwill in an amount of $5 million, which has been excluded from the 2002 figure as a result of the adoption of FAS 142.

Accounts payable and accruals increased from $531.6 million at December 31, 2001 to $709.9 million at September 30, 2002. This increase resulted from a number of factors, including an increase in trade creditors, the receipt of tax refunds, the provisions for which were previously set off against taxes payable, a net increase in provisions for taxation, increased provisions for discounts and rebates resulting from an increase in sales and the inclusion of payables arising from the acquisitions of the generic operations of Bayer France and Honeywell Pharmaceutical Fine Chemicals S.r.l. at the end of June 2002.

Teva's principal sources of short-term liquidity are its existing cash and internally generated funds, which Teva believes are sufficient to meet its operating needs and anticipated capital expenditures over the near term.

Teva continues to review additional opportunities to acquire companies in the generic industry and to acquire complementary technologies or product rights. To the extent that any such acquisitions involve cash payments rather than the issuance of shares, they may require Teva to draw upon its credit lines available from Israeli and other banks, or may involve raising additional funds from debt or equity markets.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to the "Quantitative and Qualitative Disclosures About Market Risk" section (Item 11) in Teva's Annual Report on Form 20-F for the year ended December 31, 2001.

During 2002, Teva has entered into a number of swap agreements with respect to its series of $75 million principal amount of senior notes due 2008. As a result of these agreements, Teva is currently paying an effective interest rate of LIBOR plus 0.9% on $30 million of these notes and 4.5% on the remaining $45 million of these notes, as compared to the original 6.9% rate.

LEGAL PROCEEDINGS

Reference is made to the "Legal Proceedings" section in Teva's Annual Report on Form 20-F for the year ended December 31, 2001. Except as described below, there were no material developments to such legal proceedings during the quarter ended September 30, 2002.

In August 2001, Teva won a judgment in an action pending in the U.S. Federal District Court in Boston, Massachusetts, brought against it by SmithKline Beecham regarding the U.S. patent covering nabumetone, the active ingredient in Relafen[®]. SmithKline appealed the judgment and, on August 15, 2002, the U.S. Court of Appeals for the Federal Circuit affirmed the Federal District Court's judgment on the ground of invalidity. Following the August 15, 2002 decision, Beecham petitioned for a rehearing; this petition was denied on October 16, 2002.

On December 17, 2001, Teva and Teva Pharmaceuticals USA, Inc. ("Teva USA") filed a complaint in the District Court in Boston, Massachusetts against SmithKline Beecham, Beecham Group, and GlaxoSmithKline Plc (collectively, "Beecham"). The complaint alleges that Beecham unlawfully prevented Teva and Teva USA from manufacturing, marketing and selling generic formulations of Relafen[®] and asserts claims under the Sherman Act, certain state antitrust statutes, the Massachusetts Consumer Protection Act and various common law theories. As a result of a case management order entered into by Teva and Beecham, this case was stayed pending the outcome of Beecham's appeal of the underlying patent case described above. Now that such appeals have been disposed of, Teva's antitrust action will proceed.

On August 16, 2002, the action brought by Bayer AG and Bayer Corporation against Teva USA, Elan Corporation, Elan Pharma Ltd. and Biovail Corporation International relating to Elan's Nifedipine Extended Release Tablets CC, 30 mg, which are marketed by Teva USA, was dismissed by the court as to all defendants following a settlement among the parties. The settlement allowed Teva to continue to sell the product without payment of any damages.

Teva USA has been named as a defendant in *SAJ Distributors, Inc. and Stephen L. LaFrance Holdings, Inc. v. Biovail Corp., Elan Corp., PLC, and Teva Pharmaceuticals, USA* in the District Court of the District of Columbia. Teva and Teva USA have also been named as defendants in *Meijer, Inc. and Meijer Distribution, Inc. v. Biovail Corp., Elan Corp., PLC, Teva Pharmaceutical Industries, Ltd., and Teva Pharmaceuticals, USA* in the Eastern District of Pennsylvania. Both cases, which were filed in October 2002, allege antitrust violations arising out of supply and marketing arrangements in connection with nifedipine, the generic version of Adalat CC[®]. At this time, Teva is unable to form a judgment as to the likely outcome of the these actions; however, Teva intends to defend these actions vigorously.

On November 4, 2002, the Federal District Court in Wilmington, Delaware upheld a patent covering Fosamax® (alendronate sodium), a product of Merck & Co., Inc. The case had been brought by Merck against Teva and Zenith Goldline Pharmaceuticals, a unit of Ivax Pharmaceuticals, Inc. as a result of the patent challenge provisions of Paragraph IV of the Hatch Waxman Act. Teva intends request an expedited review of this decision from the Federal Circuit Court.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
Name: Dan Suesskind
Title: Chief Financial Officer

Date: November 12, 2002